Exhibit 99.1

Execution Version

REMARKETING AGREEMENT

February 29, 2024

The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention:  Corporate Trust Administration

Ladies and Gentlemen:

This Agreement is dated as of February 29, 2024 (this “Agreement”) by and among Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”), BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC, as the reset agents and the remarketing agents (the “Remarketing Agents”) and as representatives of the Remarketing Agents (the “Representatives”), and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent (the “Purchase Contract Agent”) and as attorney-in-fact of the Holders of Purchase Contracts, relating to the appointment of BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC to serve as Remarketing Agents with respect to the Remarketing of the Notes.

The Corporation has also entered into: (a) a Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Purchase Contract and Pledge Agreement”), between the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent, attorney-in-fact of the Holders of the Purchase Contracts, and as Collateral Agent, Custodial Agent and Securities Intermediary, and (b) an Underwriting Agreement, dated as of June 17, 2021 (the “Underwriting Agreement”), by and among the Corporation and the several underwriters named in Schedule A thereto for whom J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Morgan Stanley & Co. LLC acted as representatives, each related to the Corporation’s Corporate Units.

On June 23, 2021, the Corporation issued an aggregate of 20,000,000 Corporate Units, each of which consists of (a) a stock purchase contract (a “Purchase Contract”) issued by the Corporation pursuant to which the Holder of such Purchase Contract will purchase from the Corporation on June 15, 2024, subject to earlier termination or settlement, for an amount in cash equal to the stated amount per Equity Unit of $50 (the “Stated Amount”), a number of Common Shares, no par value, of the Corporation, as set forth in the Purchase Contract and Pledge Agreement, and (b) a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Corporation’s 1.18% Remarketable Senior Notes due 2026 (the “Notes”) issued under the Corporation’s Senior Indenture, dated as of June 23, 2021 (the “Base Indenture”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as U.S. trustee (the “U.S. Indenture Trustee”) and BNY Trust Company of Canada, as Canadian trustee (together with the U.S. Indenture Trustee, the “Indenture Trustees”), as supplemented and amended by the First Supplemental Indenture, dated as of June 23, 2021, among the Corporation and the Indenture Trustees (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).  On June 30, 2021, upon the underwriters’ exercise of their option to purchase additional Corporate Units, the Corporation issued an additional 3,000,000 Corporate Units on the same terms.  The Notes that form part of the Corporate Units are pledged pursuant to the Purchase Contract and Pledge Agreement to secure a Corporate Unit Holder’s Obligations under the related Purchase Contracts on the Purchase Contract Settlement Date.

The terms and conditions under which the Remarketing will occur are as provided for in the Indenture and the Purchase Contract and Pledge Agreement and as provided for herein.

Section 1.       Definitions.

(a)             Capitalized terms used and not defined in this Agreement shall have the meanings as set forth in the Purchase Contract and Pledge Agreement.

(b)            As used in this Agreement, the following terms have the following meanings:

“Applicable Time” means the time of first sale of Remarketed Notes during the Applicable Remarketing Period.

“Applicable Securities Laws” means all Canadian Securities Laws and all applicable securities laws in the United States and the respective rules, regulations, instruments, blanket orders and blanket rulings thereunder together with all applicable published policies, policy statements and notices of the Commission and any other Securities Commissions, as applicable.

“Canadian Base Prospectus” means the (final) unallocated short form base shelf prospectus (in both the English and French languages) of the Corporation expected to be filed with the Canadian Securities Regulators in March of 2024 in connection with the qualification for distribution of the Corporation’s debt securities (unsecured), including the Notes, subscription receipts, preferred shares of any series, common shares, warrants, share purchase contracts, share purchase or equity units and units in each of the Canadian Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated therein by reference.

“Canadian Preliminary Prospectus” means, in the case of a Public Remarketing in which the Corporation elects, in its absolute and sole discretion, to use a prospectus prepared in accordance with Canadian disclosure requirements pursuant to the MJDS System, the Canadian Preliminary Prospectus Supplement together with the Canadian Base Prospectus.

“Canadian Preliminary Prospectus Supplement” means, in the case of a Public Remarketing in which the Corporation elects, in its absolute and sole discretion, to use a prospectus prepared in accordance with Canadian disclosure requirements pursuant to the MJDS System, the preliminary prospectus supplement (in both the English and French languages) relating to the offering of the Notes, which excludes certain pricing information and other final terms of the Notes, if applicable, which it is permitted to exclude from such preliminary prospectus supplement.

“Canadian Prospectus” means, in the case of a Public Remarketing in which the Corporation elects, in its absolute and sole discretion, to use a prospectus prepared in accordance with Canadian disclosure requirements pursuant to the MJDS System, the Canadian Prospectus Supplement together with the Canadian Base Prospectus.

“Canadian Prospectus Supplement” means, in the case of a Public Remarketing in which the Corporation elects, in its absolute and sole discretion, to use a prospectus prepared in accordance with Canadian disclosure requirements pursuant to the MJDS System, the final prospectus supplement (in both the English and French languages) relating to the offering of the Units which includes the pricing and other information omitted from the Canadian Preliminary Prospectus.

“Canadian Qualifying Jurisdictions” each of the provinces and territories of Canada.

“Canadian Securities Laws” means the applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules and regulations thereunder, together with applicable published fee schedules, prescribed forms, national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Securities Regulators in each of the Canadian Qualifying Jurisdictions.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the Canadian Qualifying Jurisdictions.

“Commencement Date” has the meaning specified in Section 3 of this Agreement.

“Commission” means the U.S. Securities and Exchange Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Final Prospectus” means, in the case of a Public Remarketing, at the election of the Corporation, in its absolute and sole discretion: (i) the U.S. Prospectus; and (ii) in the event the Corporation elects, in its absolute and sole discretion, to use a prospectus prepared in accordance with Canadian disclosure requirements pursuant to the MJDS System, the Canadian Prospectus, in each case of (i) and (ii) including the documents incorporated or deemed to be incorporated by reference therein, and any Prospectus Amendment.

“Final Receipt” has the meaning specified in Section 3(c)(i) of this Agreement.

“Financial Information” has the meaning specified in Section 5(a)(ii)(b) of this Agreement.

“General Disclosure Package” means (i) in the case of a Public Remarketing, the Registration Statement and any amendment thereof and the Preliminary Prospectus, taken together with any Issuer Free Writing Prospectus used in connection with a Successful Remarketing at the Applicable Time; and (ii) in the case of a Private Remarketing, the Private Placement Marketing Materials (as defined in Section 3(d) of this Agreement).

“Indemnified Person” has the meaning specified in Section 7(c) of this Agreement.

“Issuer Free Writing Prospectus” means, in the case of a Public Remarketing, any “issuer free writing prospectus”, as defined in Rule 433, relating to the Remarketed Notes in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g).

“MJDS System” means the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission and the Canadian Securities Regulators.

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements adopted by the Canadian Securities Regulators.

“Permitted Free Writing Prospectuses” has the meaning specified in Section 3(c)(iv) of this Agreement.

“Private Remarketing” means a Remarketing that is conducted on a private placement basis, in accordance with Rule 144A of the Securities Act (or any other exemption from registration thereunder) and, to the extent applicable, pursuant to exemptions from the prospectus requirements under Canadian Securities Laws.

“Private Placement Marketing Materials” has the meaning specified in Section 3(d) of this Agreement.

“Preliminary Prospectus” means, in the case of a Public Remarketing, at the election of the Corporation, in its absolute and sole discretion: (i) the U.S. Preliminary Prospectus; and (ii) in the event the Corporation elects, in its absolute and sole discretion, to use a prospectus prepared in accordance with Canadian disclosure requirements pursuant to the MJDS System, the Canadian Preliminary Prospectus, in each case of (i) and (ii) including the documents incorporated by reference therein.

“Prospectus Amendment” means, in the case of a Public Remarketing, any amendment to the Final Prospectus.

“Public Remarketing” means a Remarketing that is conducted on a registered basis under the Securities Act and/or pursuant to a prospectus filed with the Canadian Securities Regulators.

“Registration Statement” means a registration statement on Form F-10 or F-3, as applicable, under the Securities Act prepared by the Corporation covering, inter alia, the Remarketing of the Remarketed Notes pursuant to Section 5(a) of this Agreement, including all exhibits thereto and the documents incorporated by reference therein and any post-effective amendments thereto.

“Remarketed Notes” means, with respect to all Remarketings during any Applicable Remarketing Period, the aggregate Notes underlying the Pledged Applicable Ownership Interests in Notes and the Separate Notes, if any, subject to Remarketing as identified to the Remarketing Agents by the Purchase Contract Agent and the Custodial Agent, respectively, in the case of an Optional Remarketing, by 4:00 p.m. New York City time, on the Business Day immediately prior to the first day of the Optional Remarketing Period, or in the case of a Final Remarketing, promptly after 4:00 p.m., New York City time, on the Business Day immediately prior to the first day of the Final Remarketing Period in accordance with the Purchase Contract and Pledge Agreement and shall include: (i) the Notes underlying the Pledged Applicable Ownership Interests in Notes of the Holders of Corporate Units who have not effected a Collateral Substitution, Early Settlement or a Fundamental Change Early Settlement in accordance with the Purchase Contract and Pledge Agreement and, in the case of a Final Remarketing, who have not notified the Purchase Contract Agent prior to 4:00 p.m., New York City time, on the second Business Day immediately preceding the first day of the Final Remarketing Period of their intention to effect a Cash Settlement of the related Purchase Contracts pursuant to the terms of the Purchase Contract and Pledge Agreement or who have so notified the Purchase Contract Agent, but failed to make the required cash payment prior to 4:00 p.m., New York City time, on the first Business Day immediately preceding the Final Remarketing Period; and (ii) the Separate Notes of the holders of Separate Notes, if any, who have elected to have their Separate Notes remarketed in any such Remarketing pursuant to the terms of the Purchase Contract and Pledge Agreement.

“Remarketing Fee” has the meaning specified in Section 4 of this Agreement.

“Remarketing Materials” means (i) in the case of a Public Remarketing, the Registration Statement, the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment and any Issuer Free Writing Prospectus furnished by the Corporation to the Remarketing Agents for distribution to investors in connection with such Remarketing; or (ii) in the case of a Private Remarketing, the Private Placement Marketing Materials.

“Representation Date” has the meaning specified in Section 3 of this Agreement.

“Reset Rate” has the meaning specified in Section 2(d) of this Agreement.

“Securities” has the meaning specified in Section 9 of this Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Commissions” mean, collectively, the Commission, the Canadian Securities Regulators and any other applicable securities regulatory authority in each other jurisdiction as may be agreed to by the Corporation and the Remarketing Agents.

“TIA” means the Trust Indenture Act of 1939, as amended.

“Transaction Documents” means this Agreement, the Purchase Contract and Pledge Agreement, the Units, the Notes and the Indenture, in each case as amended or supplemented from time to time.

“U.S. Base Prospectus” means the base prospectus included in a registration statement on Form F-10 or F-3, as applicable,  in each case including the documents incorporated by reference therein.

“U.S. Preliminary Prospectus” means the U.S. Base Prospectus and the U.S. Preliminary Prospectus Supplement.

“U.S. Preliminary Prospectus Supplement” means the preliminary prospectus supplement relating to the remarketing of the Notes (including the documents incorporated by reference therein), which excludes certain pricing information and other final terms of the Remarketed Notes.

“U.S. Prospectus” means the U.S. Base Prospectus and the U.S. Prospectus Supplement.

“U.S. Prospectus Supplement” means the prospectus supplement relating to the remarketing of the Notes (including the documents incorporated by reference therein), which includes the pricing information and other final terms (if applicable) of the Remarketed Notes.

Section 2.       Appointment and Obligations of the Remarketing Agents.

(a)            The Corporation hereby appoints BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC as the exclusive Remarketing Agents, and, subject to the terms and conditions set forth herein, each of BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC severally hereby accepts the appointment as a Remarketing Agent, for the purpose of: (i) Remarketing the Remarketed Notes on behalf of the holders thereof; (ii) determining, in consultation with the Corporation, in the manner provided for herein and in the Purchase Contract and Pledge Agreement and the Supplemental Indenture, the Reset Rate for the Notes; and (iii) performing such other duties as are assigned to the Remarketing Agent in the Transaction Documents.

(b)            Unless a Termination Event has occurred prior to such date, if the Corporation elects to conduct an Optional Remarketing during the Optional Remarketing Period selected by the Corporation pursuant to the Purchase Contract and Pledge Agreement, the Remarketing Agents shall use their commercially reasonable efforts to remarket the Remarketed Notes at the applicable Remarketing Price; provided that the Corporation shall determine in its sole discretion if and when to attempt an Optional Remarketing, and the Corporation may commence or postpone or cancel an Optional Remarketing in its absolute and sole discretion.  In the case of an Optional Remarketing, on any Remarketing Date, the Remarketing Agents shall notify the Corporation, the Collateral Agent and the Quotation Agent of the amount and issue of the U.S. Treasury securities (or principal or interest strips thereof) that will constitute the Treasury Portfolio, which will be selected by the Remarketing Agents in their sole discretion in accordance with the Purchase Contract and Pledge Agreement.  The Corporation will cause the Quotation Agent to notify the Remarketing Agents of the Treasury Portfolio Purchase Price no later than 4:00 p.m. New York City time on such Remarketing Date.  If any Remarketing Agent is also acting as Quotation Agent, the Quotation Agent shall be entitled to all rights, protections and privileges granted herein to the Remarketing Agent.

(c)            If there is no Successful Optional Remarketing during the Optional Remarketing Period or no Optional Remarketing occurs on any Optional Remarketing Date, if any, and unless a Termination Event has occurred prior to such date, on each Remarketing Date in the Final Remarketing Period, the Remarketing Agents shall use their commercially reasonable efforts to remarket the Remarketed Notes at the applicable Remarketing Price. It is understood and agreed that the Remarketing on any Remarketing Date in the Final Remarketing Period will be considered successful if the resulting proceeds are at least equal to the applicable Remarketing Price. The Corporation has the right to postpone the Final Remarketing in the Corporation’s sole and absolute discretion on any day prior to the last three Business Days of the Final Remarketing Period.

(d)            In connection with a Remarketing, the Remarketing Agents shall determine, in consultation with the Corporation, the rate per annum, rounded to the nearest one-thousandth (0.001) of one percent per annum, that the Remarketed Notes should bear (the “Reset Rate”) in order for the Remarketed Notes to have an aggregate market value equal to at least the applicable Remarketing Price and that in the reasonable discretion of the Remarketing Agents will enable them to remarket all of the Remarketed Notes at no less than the applicable Remarketing Price in such Remarketing; provided that such Reset Rate shall not exceed the maximum interest rate permitted by applicable law.

(e)            If, by 4:00 p.m., New York City time, on the applicable Remarketing Date: (i) the Remarketing Agents are unable to remarket all of the Remarketed Notes, at a price not less than the applicable Remarketing Price pursuant to the terms and conditions hereof; or (ii) the Remarketing did not occur on such Remarketing Date because one of the conditions set forth in Section 6 hereof was not satisfied, the Remarketing Agent shall advise by telephone (and promptly deliver a notice in writing thereafter) to the Depository, the Purchase Contract Agent, the Collateral Agent and the Corporation.  Whether or not there has been a Failed Remarketing will be determined in the reasonable discretion of the Remarketing Agents in consultation with the Corporation.  In the event of a Failed Remarketing, the applicable interest rate on the Notes will not be reset and will continue to be the Coupon Rate set forth in the Supplemental Indenture.

(f)            In the event of a Successful Remarketing, by approximately 4:30 p.m., New York City time, on the applicable Remarketing Date, the Remarketing Agents shall advise, by telephone (and promptly deliver a notice in writing thereafter):

(i)            the Depository, the Purchase Contract Agent, the U.S. Indenture Trustee, the Collateral Agent, the Custodial Agent and the Corporation (and promptly deliver a notice in writing to such Persons thereafter) of the Reset Rate with respect to the Notes and the aggregate principal amount of Remarketed Notes sold in such Remarketing;

(ii)            each purchaser (or the Depository Participant thereof) of Remarketed Notes of the Reset Rate and the aggregate principal amount of Remarketed Notes such purchaser is to purchase;

(iii)            each such purchaser (if other than a Depository Participant) to give instructions to its Depository Participant to pay the purchase price on the Remarketing Settlement Date in same day funds against delivery of the Remarketed Notes purchased through the facilities of the Depository; and

(iv)            each such purchaser (or Depository Participant thereof) that the Remarketed Notes will not be delivered until the Remarketing Settlement Date and (if applicable) that if such purchaser wishes to trade the Remarketed Notes that it has purchased prior to the second Business Day preceding the Remarketing Settlement Date, such purchaser will have to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

In the case of a Public Remarketing, the Remarketing Agents shall also, if required by Applicable Securities Laws, deliver, in conformity with the requirements of Applicable Securities Laws, to each purchaser a Final Prospectus in connection with such Public Remarketing (or, in lieu thereof, a notice complying with Securities Act Rule 173).

(g)            The proceeds from a Successful Remarketing (i) with respect to the Notes underlying the Pledged Applicable Ownership Interests in Notes that are components of the Corporate Units and (ii) with respect to the Separate Notes, in each case, shall be applied in accordance with Section 5.02 of the Purchase Contract and Pledge Agreement.

(h)            It is understood and agreed that the Remarketing Agents shall not have any obligation whatsoever to purchase any Remarketed Notes, whether in the Remarketing or otherwise, and shall in no way be obligated to provide funds to make payment upon surrender of Remarketed Notes for Remarketing or to otherwise expend or risk its own funds or incur or to be exposed to financial liability in the performance of its duties under this Agreement.  Neither the Corporation nor the Remarketing Agents shall be obligated in any case to provide funds to make payment upon surrender of the Remarketed Notes for Remarketing.

(i)            If the Remarketing is a Public Remarketing,

(i)            each Remarketing Agent represents and warrants that prior to the commencement of any “road show” (within the meaning of NI 41-101) undertaken in connection with the marketing of the Notes, such Remarketing Agent has, and will have, a reasonable expectation that the Notes will be sold primarily in the United States; and

(ii)            from the date of commencement of the distribution of the Notes to the date such distribution ceases, the Remarketing Agent will not make use of any “bluesheet” or provide any other “marketing materials” or “standard term sheets” (as such terms are defined in NI 41-101) in respect of the Notes without the approval of the Corporation and the Representatives.

Section 3.       Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Remarketing Agents: (i) on and as of each date any Remarketing Materials are first distributed in connection with the Remarketing (each, a “Commencement Date”); (ii) on and as of each date any amendment to any Remarketing Materials is first distributed; (iii) on and as of the pricing date of the Remarketing; and (iv) on and as of the Remarketing Settlement Date (in each case of clauses (i) through (iv), a “Representation Date”), that:

(a)            This Agreement has been duly authorized, executed and delivered by the Corporation and, assuming due authorization, execution and delivery by the Remarketing Agents and the other parties hereto, constitutes a valid and binding agreement of the Corporation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)            Each of the representations and warranties of the Corporation as set forth in Section 6.1 of the Underwriting Agreement (other than those made in subsections (b) and (h)) is true and correct as if made on each Representation Date; provided that for purposes of this Section 3(b), any reference in such sections of the Underwriting Agreement to: (a) the terms “Registration Statement”, “Canadian Base Prospectus” or “Canadian Prospectus” shall be deemed to refer to such terms as defined herein, except that in the case of a Private Remarketing each such term shall, mutatis mutandis, be deemed to refer to the Private Placement Marketing Materials; (b) the “Final Receipt” shall be deemed to refer to such term as defined herein; (c) either the “Units Agreement” or “this Agreement” shall refer to this Agreement; (d) the “Offered Securities” shall refer to the Remarketed Notes; (e) either “Underwriters” or “Underwriter” shall refer to the Remarketing Agents; (f) December 31, 2020 shall refer to December 31, 2023; and (g) the second sentence in subsection (r) shall be revised to “Ernst & Young, S.L., who have delivered their report with respect to the audited consolidated financial statements of Atlantica Sustainable Infrastructure plc (“Atlantica”) for the fiscal years ended December 31, 2020 and 2019, certain line items from which are included or incorporated by reference in the Registration Statement, Prospectuses, the Disclosure Package, and any amendment to the Registration Statement or amendment to the Prospectus, if any, are independent registered public accountants with respect to Atlantica within the meanings of the 1933 Act and the 1934 Act”.

(c)               If the Remarketing is a Public Remarketing, then on each Representation Date:

(i)            The Corporation will have (A) filed with the Commission a Registration Statement, including a related prospectus or prospectuses relating to the Remarketed Notes, covering the registration of the Remarketed Notes under the Securities Act, which has become effective and (B) in the event the Corporation elects, in its absolute and sole discretion, to use a prospectus prepared in accordance with Canadian disclosure requirements pursuant to the MJDS System, (X) filed with the Canadian Securities Regulators the Canadian Base Prospectus (in both the English and French languages) and all such other documents as are required under Canadian Securities Laws, (Y) obtained a receipt of the Ontario Securities Commission, as the principal regulator, on behalf of itself and the other Canadian Securities Regulators, in respect of the Canadian Base Prospectus (the “Final Receipt”), and (Z) filed with applicable Canadian Securities Regulators all such documents as are required to be filed as of such Representation Date under applicable Canadian Securities Laws, including the Canadian Prospectus (in both the English and French languages).

(ii)            (A) No order suspending the effectiveness of the Registration Statement will have been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Corporation or related to the offering of the Remarketed Notes will have been initiated or, to the Corporation’s knowledge, threatened by the Commission; as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment complied and will comply in all material respects with the Securities Act and the TIA, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and (B) (I) on its date, (II) at the time of filing the U.S. Prospectus with the Commission and (III) on each Remarketing Settlement Date, the U.S. Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Corporation makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent through the Representatives expressly for use in the Registration Statement and the U.S. Prospectus and any amendment or supplement thereto, it being understood and agreed that the only information furnished by any Remarketing Agent consists of the information described as such in Section 7(b) hereof. Each of the Preliminary Prospectus and the Final Prospectus, on its date and at the time each was or hereafter is filed with the Canadian Securities Regulators, the Commission and any other applicable Securities Commissions, and on each Remarketing Settlement Date, complied in all material respects with Applicable Securities Laws, and the Preliminary Prospectus and the Final Prospectus delivered to the Remarketing Agents for use in connection with the offering of the Notes will, at the time of such delivery, be identical to any electronically transmitted copies thereof filed with the Commission or the Canadian Securities Regulators or available on the System for Electronic Document Analysis and Retrieval (“SEDAR+”).

(iii)            As of the Applicable Time, the General Disclosure Package did not, and at the time of the first contract of sale for the Remarketed Notes and on each Remarketing Settlement Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Corporation makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent through the Representatives expressly for use in such General Disclosure Package, it being understood and agreed that the only such information furnished by any Remarketing Agent consists of the information described as such in Section 7(b) hereof.  No statement of material fact included in the Final Prospectus  has been omitted from the General Disclosure Package and no statement of material fact included in the General Disclosure Package that is required to be included in the Final Prospectus has been omitted therefrom.

(iv)            Other than the Registration Statement, the Preliminary Prospectus and the Final Prospectus, the Corporation (including its agents and representatives, other than the Remarketing Agents in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Remarketed Notes (each such communication by the Corporation or its agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex A hereto, each electronic road show and any other written communications approved in writing in advance by the Representatives (the “Permitted Free Writing Prospectuses”).  Each such Issuer Free Writing Prospectus complies in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and filed with applicable Canadian Securities Regulators (to the extent required by applicable Canadian Securities Laws) and does not conflict with the information contained in the Registration Statement or the General Disclosure Package, and, when taken together with the Preliminary Prospectus filed prior to the first use of such Issuer Free Writing Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Corporation makes no representation or warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus or Preliminary Prospectus in reliance upon and in conformity with information relating to any Remarketing Agent furnished to the Corporation in writing by such Remarketing Agents through the Representatives expressly for use in such Issuer Free Writing Prospectus or Preliminary Prospectus, it being understood and agreed that the only such information furnished by any Remarketing Agent consists of the information described as such in Section 7(b) hereof.

(d)            If the Remarketing is a Private Remarketing, then any preliminary offering memorandum or any communication, document or material relating to the Remarketed Notes that would, if the Remarketing were conducted as a public offering pursuant to a registration statement filed under the Securities Act, constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act (including the documents incorporated or deemed incorporated by reference in any such document or materials) (the “Private Placement Marketing Materials”), and any further amendments or supplements to the Private Placement Marketing Materials, do not and will not as of their respective dates of distribution to investors (and as amended or supplemented, as of such date), contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Private Placement Marketing Materials in reliance upon and in conformity with written information furnished to the Corporation by the Remarketing Agents specifically for use therein, it being understood and agreed that the only such information furnished by the Remarketing Agents consists of the information described as such in Section 7(b) hereof.

(e)            The Remarketed Notes are in the form contemplated by the Indenture and have been duly authorized by the Corporation and, when issued and delivered pursuant to the Indenture to and paid for by the purchasers thereof, will have been duly executed, authenticated, issued and delivered and will constitute valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and be entitled to the benefits provided by the Indenture.

(f)           The Indenture has been duly authorized, executed and delivered by the Corporation, and assuming due authorization, execution and delivery by the Indenture Trustees, constitutes a valid and legally binding agreement of the Corporation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Indenture has been duly qualified under the TIA.

(g)            The statements in the General Disclosure Package under the headings “Description of the Notes”, “Material United States Federal Income Tax Considerations” and “Remarketing”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings in all material respects and present the information required to be shown.

Section 4.       Fees.

In the event of a Successful Remarketing of the Remarketed Notes, the Corporation shall pay the Remarketing Agents a Remarketing Fee to be agreed upon in writing by the Corporation and the Remarketing Agents prior to any such Remarketing.

Section 5.       Covenants of the Issuer.

The Corporation covenants and agrees as follows:

(a)            If and to the extent the offering of the Remarketed Notes in the Remarketing is to be conducted as a Public Remarketing, then:

(i)            The Corporation will file (A) any Final Prospectus with the Commission and, as applicable, Canadian Securities Regulators within the time periods specified by Applicable Securities Laws; and (B) any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act and with applicable Canadian Securities Regulators to the extent required under applicable Canadian Securities Laws;

(ii)        At the time of delivery of the French language version of the Canadian Prospectus Supplement, as applicable, the Corporation shall deliver to the Representatives, on behalf of the Remarketing Agents:

(a)           an opinion of counsel for the Corporation in the Province of Québec, acceptable to the Representatives, acting reasonably, to the effect that the French language version of the Canadian Prospectus, together with each document incorporated by reference therein (other than the Financial Information contained therein), is, in all material respects, a complete and accurate translation of the English language version thereof; and

(b)            an opinion of the Corporation’s auditors, acceptable to the Representatives, acting reasonably, to the effect that the French language version of the financial statements and notes thereto of the Corporation and related auditors’ report contained in the Canadian Prospectus, and the other financial data contained or incorporated by reference in the French language version of the Canadian Prospectus that is derived from such financial statements and notes thereto (collectively, the “Financial Information”) is, in all material respects, a complete and accurate translation of the English language version thereof.

(iii)         The Corporation will file promptly all reports and any definitive proxy or information statements required to be filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Final Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Remarketed Notes; and the Corporation will furnish copies of the Final Prospectus, and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Remarketing Agents in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of pricing of the Remarketing in such quantities as the Representatives may reasonably request.  The Corporation will pay the registration fee for this offering within the time period required by Rule 456(b)(1) under the Securities Act (without giving effect to the proviso therein) and in any event prior to the Remarketing Settlement Date.

(iv)            (1) If during the Prospectus Delivery Period (as defined below): (i) any event or development shall occur or condition shall exist as a result of which the Final Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Final Prospectus is delivered to a purchaser, not misleading; or (ii) it is necessary to amend or supplement the Final Prospectus to comply with the law, the Corporation will immediately notify the Remarketing Agents thereof and forthwith prepare and file with the Commission and applicable Canadian Securities Regulators, if applicable, and furnish to the Remarketing Agents and to such dealers as the Representatives may designate such amendments or supplements to the Final Prospectus (or any document to be filed with the Commission and applicable Canadian Securities Regulators, if applicable, and incorporated by reference therein) as may be necessary so that the statements in the Final Prospectus as so amended or supplemented (or any document to be filed with the Commission and applicable Canadian Securities Regulators, if applicable, and incorporated by reference therein) will not, in the light of the circumstances existing when the Final Prospectus is delivered to a purchaser, be misleading or so that the Final Prospectus will comply with the law; and (2) if at any time prior to the Remarketing Settlement Date: (i) any event or development shall occur or condition shall exist as a result of which the General Disclosure Package as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the General Disclosure Package is delivered to a purchaser, not misleading; or (ii) it is necessary to amend or supplement the General Disclosure Package to comply with applicable law, the Corporation will immediately notify the Remarketing Agents thereof and forthwith prepare and file with the Commission and applicable Canadian Securities Regulators (in each case to the extent required) and furnish to the Remarketing Agents and to such dealers as the Representatives may designate such amendments or supplements to the General Disclosure Package (or any document to be filed with the Commission and applicable Canadian Securities Regulators, if applicable, and incorporated by reference therein) as may be necessary so that the statements in the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances existing when the General Disclosure Package is delivered to a purchaser, be misleading or so that the General Disclosure Package will comply with the law.

(v)             The Corporation will make generally available to its security holders and the Representatives as soon as practicable an earning statement (which need not be audited) that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder.

(b)            Before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus during the Prospectus Delivery Period, and before filing any amendment or supplement to the Registration Statement or the Final Prospectus during the Prospectus Delivery Period, whether before or after the time that the Registration Statement becomes effective, the Corporation will furnish to the Representatives and counsel for the Remarketing Agents a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably object.

(c)            The Corporation will deliver, without charge, to each Remarketing Agent, during the Prospectus Delivery Period, as many copies of the Final Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein and each Issuer Free Writing Prospectus) as the Representatives may reasonably request.  As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Remarketed Notes, as in the opinion of counsel for the Remarketing Agents, a prospectus relating to the Remarketed Notes is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Remarketed Notes by any Remarketing Agent or dealer.

(d)            The Corporation will use its reasonable best efforts to qualify the Remarketed Notes for offer and sale under the securities or blue sky laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Remarketed Notes; provided that the Corporation shall not be required to: (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify; (ii) file any general consent to service of process in any such jurisdiction; or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(e)            For so long as the Remarketed Notes remain outstanding, the Corporation will furnish to the Remarketing Agent, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; and the Corporation will furnish to the Remarketing Agent (i) as soon as available, a copy of each report and any definitive proxy statement of the Corporation filed with the Commission under the Exchange Act or delivered to shareholders, and (ii) from time to time, such other information concerning the Corporation as the Remarketing Agents may reasonably request.  However, so long as the Corporation is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act or is a reporting issuer under applicable Canadian Securities Laws and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system or filing any documents delivered to shareholders with applicable Canadian Securities Regulators on SEDAR+, it is not required to furnish such reports or statements to the Remarketing Agents.

(f)            The Corporation will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Remarketed Notes.

(g)            Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Corporation will pay or cause to be paid upon demand all costs and expenses incident to the performance of its obligations hereunder, including without limitation: (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Remarketed Notes and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus, any General Disclosure Package and the Final Prospectus (including in each case all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the fees and expenses of the Corporation’s counsel and independent accountants; (iv) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Remarketed Notes under the securities or blue sky laws of such jurisdictions as the Representatives may reasonably designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related reasonably incurred fees and expenses of counsel for the Remarketing Agents); (v) the cost of preparing certificates in connection with the offering of the Remarketed Notes;  (vi) the costs and charges of the Indenture Trustees; (vii) all expenses and application fees incurred in connection with any filing with, and clearance of the offering of the Remarketed Notes by, the Financial Industry Regulatory Authority; (viii) any fees charged by investment rating agencies for the rating of the Remarketed Notes; (ix) all expenses incurred by the Corporation in connection with any “road show” presentation to potential investors; and (x) all expenses and application fees related to the de-listing on the New York Stock Exchange or a similar nationally recognized exchange of the Remarketed Notes.

(h)            The Corporation shall furnish the Remarketing Agents with such information and documents as any Remarketing Agent may reasonably request in connection with the transactions contemplated hereby, and to make reasonably available to the Remarketing Agents and any accountant, attorney or other advisor retained by the Remarketing Agents such information, and such access to the appropriate officers, employees and accountants of the Corporation, that parties would customarily require, and reasonably requested by any Remarketing Agent, in connection with a due diligence investigation conducted in accordance with Applicable Securities Laws.

(i)            Between the applicable Commencement Date and the applicable Remarketing Settlement Date, the Corporation will not, without the prior written consent of the Remarketing Agents (which consent may be withheld at the reasonable discretion of the Remarketing Agents), directly or indirectly, sell, offer, contract to sell or grant any option to sell, or otherwise dispose of, any debt securities which mature more than one year after the applicable Remarketing Settlement Date of the Corporation similar to the Remarketed Notes.

(j)           During the Prospectus Delivery Period, the Corporation will furnish to the Representatives, as soon as they are available, copies of all reports or other communications (financial or other) furnished to holders of the Remarketed Notes, and copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange or automatic quotation system; provided the Corporation will be deemed to have furnished such reports and financial statements to the Representatives to the extent they are filed on the Commission’s EDGAR system or with applicable Canadian Securities Regulators on SEDAR+.

(k)            The Corporation will prepare a final term sheet relating to the Remarketed Notes, containing only information that describes the final terms of the Remarketed Notes and otherwise in a form consented to by the Remarketing Agents, and, in the case of a Public Remarketing in which the term sheet is a Permitted Free Writing Prospectus, will file such final term sheet with the Commission within the period required by Rule 433(d)(5)(ii) and with applicable Canadian Securities Regulators to the extent required by and within the time period prescribed under applicable Canadian Securities Laws, following the date such final terms have been established for the offering of the Remarketed Notes.  Any such final term sheet is an Issuer Free Writing Prospectus and a Permitted Free Writing Prospectus for purposes of this Agreement.  The Corporation also consents to the use by the Remarketing Agents of a free writing prospectus that contains only: (i) (A) information describing the preliminary terms of the Remarketed Notes or their offering or (B) information that describes the final terms of the Remarketed Notes or their offering and that is included in the final term sheet of the Corporation contemplated in the first sentence of this subsection; or (ii) other information that is not “issuer information”, as defined in Rule 433, it being understood that any such free writing prospectus referred to in clause (i) or (ii) above shall not be an Issuer Free Writing Prospectus for purposes of this Agreement.

(l)            Except for any Permitted Free Writing Prospectus, the Corporation agrees that it has not and will not distribute during the term of this Agreement, any “marketing materials” (within the meaning of NI 41-101) in connection with the offering and sale of the Notes other than the Registration Statement, the Preliminary Prospectus or any Issuer Free Writing Prospectus reviewed and consented to by the Remarketing Agents, provided that the Remarketing Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Securities Regulators any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Remarketing Agents.

Section 6.       Conditions to the Remarketing Agents’ Obligations.

The several obligations of each Remarketing Agent hereunder shall be subject to the following conditions:

(a)            If the Remarketing is a Public Remarketing, no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Final Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and, to the extent required by applicable Canadian Securities Laws, with applicable Canadian Securities Regulators, in each case in accordance with Section 4 hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b)            Subsequent to the Commencement Date: (i) trading generally shall not have been suspended or materially limited on or by any of The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market or the Toronto Stock Exchange; (ii) trading of any securities issued or guaranteed by the Corporation shall not have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall not have been declared by federal or New York State authorities; (iv) there shall not have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States; (v) no downgrading shall have occurred in the rating accorded any debt securities or preferred shares issued, or guaranteed by, the Corporation or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act and no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of any such debt securities or preferred shares issued or guaranteed by the Corporation or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading); or (vi) no event or condition of a type described in Section 6.1(rr) of the Underwriting Agreement shall have occurred or shall exist, which event or condition is not described in the General Disclosure Package (excluding any amendment or supplement thereto) and the Final Prospectus (excluding any amendment or supplement thereto), that, in the judgment of the Remarketing Agents, is material and adverse and makes it impracticable or inadvisable to market the Remarketed Notes or to enforce contracts for the sale of the Remarketed Notes.

(c)            The Remarketing Agents shall have received a certificate, dated the applicable Remarketing Settlement Date, of an executive officer of the Corporation who has specific knowledge of the Corporation’s financial matters and is satisfactory to the Representatives certifying that:  (i) the representations and warranties of the Corporation in this Agreement are true and correct; (ii) the Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Remarketing Settlement Date; (iii) in the case of a Public Remarketing, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge and after reasonable investigation, are contemplated by the Commission; and, (iv) subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Corporation and its subsidiaries taken as a whole except as set forth in or contemplated by the General Disclosure Package or as described in such certificate.

(d)            On each of the date of a Successful Remarketing and on the Remarketing Settlement Date, the Remarketing Agents shall have received “comfort letters” with respect to certain financial information contained or incorporated by reference in the Remarketing Materials addressed to the Remarketing Agents and dated each such date, in form and substance satisfactory to the Remarketing Agents, of the independent accountants of (x) the Corporation and (y) Atlantica Sustainable Infrastructure plc.

(e)            Each of (i) Gibson, Dunn & Crutcher LLP, U.S. counsel to the Corporation, and (ii) Blake, Cassels & Graydon LLP, Canadian counsel to the Corporation, shall have furnished to the Remarketing Agents its opinion letter with respect to the Remarketed Notes, addressed to the Remarketing Agents and dated the applicable Remarketing Settlement Date, addressing such matters with respect to the Notes as were set forth in such counsel’s opinion letter furnished pursuant to Section 7.1(f) or Section 7.2 of the Underwriting Agreement, as the case may be, adapted as necessary to relate to the securities being remarketed hereunder and to the Remarketing Materials, or to any changed circumstances or events occurring subsequent to the date of this Agreement, such adaptations being reasonably acceptable to counsel for the Remarketing Agents.

(f)            Each of (i) Cravath, Swaine & Moore LLP, U.S. counsel to the Remarketing Agents, and (ii) Bennett Jones LLP, Canadian counsel to the Remarketing Agents, shall have furnished to the Remarketing Agents its opinion with respect to the Remarketed Notes, addressed to the Remarketing Agents and dated the applicable Remarketing Settlement Date, addressing such matters with respect to the Notes as were set forth in such counsel’s opinion furnished pursuant to Section 7.1(g) of the Underwriting Agreement, adapted as necessary to relate to the securities being remarketed hereunder and to the Remarketing Materials, or to any changed circumstances or events occurring subsequent to the date of this Agreement, such adaptations being reasonably acceptable to the Remarketing Agents.

Section 7.       Indemnification.

(a)            Indemnification of the Remarketing Agents.  The Corporation agrees to indemnify and hold harmless each Remarketing Agent, each of their respective affiliates, directors and officers and each person, if any, who controls such Remarketing Agent, as applicable, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonably incurred legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Final Prospectus (or any amendment or supplement thereto, including a Prospectus Amendment), any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act or any General Disclosure Package (including any General Disclosure Package that has subsequently been amended), or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent through the Representatives expressly for use therein, it being understood and agreed that the only such information furnished by any Remarketing Agent consists of the information described as such in subsection (b) below.

(b)            Indemnification of the Corporation.  Each Remarketing Agent agrees, severally and not jointly, to indemnify and hold harmless the Corporation, its directors, its officers, and each person, if any, who controls the Corporation within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent through the Representatives expressly for use in the Registration Statement, the Final Prospectus (or any amendment or supplement thereto, including a Prospectus Amendment), any Issuer Free Writing Prospectus, any road show or any General Disclosure Package (including any General Disclosure Package that has subsequently been amended), it being understood and agreed upon that the only such information furnished by any Remarketing Agent consists of the following information in the Final Prospectus furnished on behalf of each Remarketing Agent: the concession figure and the description of market making and stabilizing activities contained under the caption “Remarketing.”

(c)            Notice and Procedures.  If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above.  If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the reasonably incurred fees and expenses of such counsel related to such proceeding, as incurred.  In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred.  Any such separate firm for any Remarketing Agent, its respective affiliates, directors and officers and any control persons of such Remarketing Agent shall be designated in writing by the Remarketing Agents and any such separate firm for the Corporation, its directors and officers and any control persons of the Corporation shall be designated in writing by the Corporation.  The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement.  No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)            Contribution.  If the indemnification provided for in paragraph (a) or (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party, on the one hand, and the indemnified party on the other, from the offering of the Remarketed Notes or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the indemnifying party, on the one hand, and the indemnified party on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Corporation and the Remarketing Agents shall be deemed to be in the same relative proportions as the total net proceeds from such offering (before deducting expenses) received by the Corporation and the total discounts and commissions received by the Remarketing Agents.  The relative fault of the indemnifying party, on the one hand, and the indemnified party on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)            Limitation on Liability.  The Corporation and the Remarketing Agents agree that it would not be just and equitable if contribution pursuant to paragraph (d) above were determined by pro rata allocation (even if the Remarketing Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim.  Notwithstanding the provisions of paragraphs (d) and (e), in no event shall any Remarketing Agent be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Remarketing Agent with respect to the offering of the Remarketed Notes exceeds the amount of any damages that such Remarketing Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Remarketing Agents’ obligations to contribute pursuant to paragraphs (d) and (e) are several in proportion to their respective purchase obligations hereunder and not joint.

(f)            Non-Exclusive Remedies.  The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

Section 8.       Resignation and Removal of the Remarketing Agents.

Any Remarketing Agent may, upon 30 days’ prior written notice, resign and be discharged from its duties and obligations hereunder, and the Corporation may remove any Remarketing Agent by written notice at any time, in the case of a resignation, delivered to the Corporation and the Purchase Contract Agent and, in the case of a removal, delivered to the Remarketing Agents and the Purchase Contract Agent; provided, however, that if after giving effect to a resignation or removal there will be no remaining Remarketing Agents, such resignation or removal shall not become effective until the Corporation shall have appointed at least one nationally recognized broker-dealer as a successor Remarketing Agent and such successor Remarketing Agent shall have entered into a remarketing agreement with the Corporation, in which it shall have agreed to conduct the Remarketing in accordance with the Purchase Contract and Pledge Agreement in all material respects.

In any such case, the Corporation will use commercially reasonable efforts to appoint a successor Remarketing Agent and enter into such a remarketing agreement with such person as soon as reasonably practicable.

Section 9.       Dealing in Securities.

Each Remarketing Agent, when acting as a Remarketing Agent or in its individual or any other capacity, may, to the extent permitted by law, buy, sell, hold and deal in any of the Remarketed Notes, Corporate Units, Treasury Units or any of the securities of the Corporation (collectively, the “Securities”), but shall not be obligated to purchase any of the Remarketed Notes for its own account. Each Remarketing Agent may exercise any vote or join in any action which any beneficial owner of such Securities may be entitled to exercise or take pursuant to the Indenture with like effect as if it did not act in any capacity hereunder.

Section 10.      Remarketing Agents’ Performance; Duty of Care.

The duties and obligations of the Remarketing Agents shall be determined solely by the express provisions of the Transaction Documents.  No implied covenants or obligations of or against any Remarketing Agent shall be read into any of the Transaction Documents.  In the absence of bad faith, willful misconduct or gross negligence on the part of a Remarketing Agent, such Remarketing Agent may conclusively rely upon any document furnished to it, as to the truth of the statements expressed in any of such documents.  The Remarketing Agents shall be protected in acting upon any document or communication reasonably believed by it to have been signed, presented or made by the proper party or parties.  The Remarketing Agents shall have no obligation to determine whether there is any limitation under applicable law on the Reset Rate on the Notes or, if there is any such limitation, the maximum permissible Reset Rate on the Notes, and the Remarketing Agents shall rely solely upon written notice from the Corporation (which the Corporation agrees to provide prior to the third Business Day before the applicable Remarketing Date) as to whether or not there is any such limitation and, if so, the maximum permissible Reset Rate. No Remarketing Agent, acting under this Agreement, shall incur any liability to the Corporation or to any holder of Remarketed Notes in its individual capacity or as Remarketing Agent for any action or failure to act, on its part in connection with a Remarketing or otherwise, except if such liability is (a) judicially determined to have resulted from its failure to comply with the terms of this Agreement or bad faith, gross negligence or willful misconduct on its part or (b) determined pursuant to Section 7 of this Agreement.  The provisions of this Section 10 shall survive the termination of this Agreement and shall survive the resignation or removal of any Remarketing Agent pursuant to this Agreement.

Section 11.       Termination.

This Agreement shall automatically terminate (a) as to any Remarketing Agent on the effective date of the resignation or removal of such Remarketing Agent pursuant to Section 8 of this Agreement and (b) on the earlier of (i) the occurrence of a Termination Event and (ii) the Business Day immediately following the Purchase Contract Settlement Date.  Notwithstanding any termination of this Agreement, in the event there has been a Successful Remarketing, the obligations set forth in Section 4 hereof shall survive and remain in full force and effect until all amounts payable under said Section 4 hereof shall have been paid in full.

Section 12.       Reimbursement of Remarketing Agents’ Expenses.

If this Agreement shall be terminated pursuant to Section 11(a) or 11(b)(i) hereof, then the Corporation shall not then be under any liability to any Remarketing Agent except as provided in Sections 5(g) and 7 hereof; but, if (x) this Agreement shall be terminated pursuant to Section 11(b)(ii) hereof or (y) for any other reason the settlement of the Remarketed Notes does not occur in connection with a Successful Remarketing, the Corporation will reimburse the Remarketing Agents for all out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred by the Remarketing Agents in making preparations for the settlement of the Remarketed Notes, but the Corporation shall then be under no further liability to the Remarketing Agents with respect to such failed settlement of the Remarketed Notes except as provided in Sections 5(g) and 7 hereof.

Section 13.     No Fiduciary Duty.

The Corporation acknowledges and agrees that:

(a)            No Other Relationship.  The Remarketing Agents have been retained solely to act in the capacity as set forth in Section 2 hereof and that no fiduciary, advisory or agency relationship between the Corporation and the Remarketing Agents has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether any Remarketing Agents have advised or is advising the Corporation on other matters;

(b)            Arms’ Length Negotiations.  The price of the Remarketing Notes set forth in the Final Prospectus was established by the Corporation following discussions and arms’-length negotiations with each Remarketing Agent and the Corporation is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)            Absence of Obligation to Disclose.  The Corporation has been advised that each Remarketing Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Corporation and that such Remarketing Agent has no obligation to disclose such interests and transactions to the Corporation by virtue of any fiduciary, advisory or agency relationship; and

(d)            Waiver.  The Corporation waives, to the fullest extent permitted by law, any claims it may have against the Remarketing Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that no Remarketing Agent shall have any liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of the Corporation.

Section 14.       Notices.

All statements, requests, notices and agreements hereunder shall be in writing, and:

(a)            if to the Remarketing Agents, shall be delivered or sent by mail or facsimile transmission to:

BofA Securities, Inc.
114 West 47th Street
NY8-114-07-01
New York, NY 10036
Attention: High Grade Transaction Management/Legal
Facsimile: (212) 901-7881
Email: dg.hg_ua_notices@bofa.com

CIBC World Markets Corp.
300 Madison Avenue
8th Floor
New York, New York 10017
Toll Free Number:  1-800-282-0822
Attention:  Execution Management

RBC Capital Markets, LLC
Brookfield Place
200 Vesey Street, 8th Floor
New York, NY 10281
Telephone: (212) 618-7706
Email: TMGUS@rbccm.com
Attention: DCM Transaction Management/Scott Primrose

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000
Attention:  Andrew Pitts or Daniel Haaren

and to:

Bennet Jones LLP
First Canadian Place
100 King Street W., Suite 3400
Toronto, Ontario, M5X 1A4
Telephone: (416) 863-1200
Attention: Kris Hanc and Norman Findlay

(b)            if to the Corporation, shall be delivered or sent by mail or facsimile transmission to:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1
Attention:  Ms. Jennifer Tindale
with a copy (which shall not constitute notice) to: notices@APUCorp.com with a copy to:

Gibson, Dunn & Crutcher LLP
200 Park Ave., 47th Floor
New York, NY 10166
Telephone:  212-351-2626
Attention:  Mr. John T. Gaffney

and to:

Blake, Cassels & Graydon LLP
199 Bay Street, Suite 4000
Toronto, Ontario M5L 1A9
Attention:        Mr. John Wilkin
Telecopy:        (416) 863-2653
Email:               john.wilkin@blakes.com

(c)            if to the Purchase Contract Agent, shall be delivered or sent by mail to:

The Bank of New York Mellon Trust Company, N.A.
4655 Salisbury Road, Suite 300
Jacksonville, FL 32256
Attention:  Corporate Trust Administration
Email: barbara.zsombori@bnymellon.com

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof.

Section 15.       Persons Entitled to Benefit of Agreement.

This Agreement shall inure to the benefit of and be binding upon each party hereto and its respective successors.  This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (x) the representations, warranties, indemnities and agreements of the Corporation contained in this Agreement shall also be deemed to be for the benefit of each Remarketing Agent and the person or persons, if any, who control such Remarketing Agent within the meaning of Section 15 of the Securities Act and (y) the indemnity agreement of the Remarketing Agents contained in Section 7 of this Agreement shall be deemed to be for the benefit of the Corporation’s directors and officers who sign the Registration Statement, if any, and any person controlling the Corporation within the meaning of Section 15 of the Securities Act.  Nothing contained in this Agreement is intended or shall be construed to give any person, other than the persons referred to herein, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 16.       Survival.

The respective agreements, representations, warranties, indemnities and other statements of the Corporation or its officers and the Remarketing Agents set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Remarketing Agents, the Corporation or any of the Indemnified Persons referred to in Section 7 hereof, and will survive delivery of the Remarketed Notes.  The provisions of Sections 7, 10 and 12 hereof shall survive the resignation or removal of any Remarketing Agent pursuant to this Agreement or the termination and cancellation of this Agreement.

Section 17.       Governing Law.

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 18.       Judicial Proceedings.

The Corporation hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Corporation and each Remarketing Agent waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts.  The Corporation and each Remarketing Agent agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Corporation or such Remarketing Agent, as applicable, and may be enforced in any court to the jurisdiction of which the Corporation or such Remarketing Agent, as applicable, is subject by a suit upon such judgment.  The Corporation irrevocably appoints CT Corporation as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

Section 19.       Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.  Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 20.       Headings.

The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

Section 21.       Severability.

If any provision of this Agreement shall be held or deemed to be or shall, in fact, be invalid, inoperative or unenforceable as applied in any particular case in any or all jurisdictions because it conflicts with any provisions of any constitution, statute, rule or public policy or for any other reason, then, to the extent permitted by law, such circumstances shall not have the effect of rendering the provision in question invalid, inoperative or unenforceable in any other case, circumstance or jurisdiction, or of rendering any other provision or provisions of this Agreement invalid, inoperative or unenforceable to any extent whatsoever.

Section 22.       Amendments.

This Agreement may be amended by an instrument in writing signed by the parties hereto.  Each of the Corporation and the Purchase Contract Agent agrees that it will not enter into, cause or permit any amendment or modification of the Transaction Documents or any other instruments or agreements relating to the Applicable Ownership Interests in Notes, the Notes or the Corporate Units that would in any way materially adversely affect the rights, duties and obligations of any Remarketing Agent, without the prior written consent of such Remarketing Agent.

Section 23.       Successors and Assigns.

Except in the case of a succession pursuant to the terms of the Purchase Contract and Pledge Agreement, the rights and obligations of the Corporation hereunder may not be assigned or delegated to any other Person without the prior written consent of the Remarketing Agents.  The rights and obligations of the Remarketing Agents hereunder may not be assigned or delegated to any other Person (other than an affiliate of any Remarketing Agent) without the prior written consent of the Corporation.

Section 24.       Rights of the Purchase Contract Agent.

Notwithstanding any other provisions of this Agreement, the Purchase Contract Agent shall be entitled to all the rights, protections, immunities and privileges granted to the Purchase Contract Agent in the Purchase Contract and Pledge Agreement.

[Signatures on the following page]

If the foregoing correctly sets forth the agreement by and among the Corporation, the Remarketing Agents, The Bank of New York Mellon Trust Company, N.A., not individually but solely as Purchase Contract Agent and as attorney-in-fact of the Holders of the Purchase Contracts, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Christopher Huskilson
Name: Christopher Huskilson
Title: Interim Chief Executive Officer

By:	/s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

[Signature Page to Remarketing Agreement]

CONFIRMED AND ACCEPTED:

BOFA SECURITIES, INC.
as a Remarketing Agent

By:	/s/ Jon Klein
Name: Jon Klein
Title: Managing Director

CIBC WORLD MARKETS CORP.
as a Remarketing Agent

By:	/s/ Justin Wanner
Name: Justin Wanner
Title: Executive Director

RBC CAPITAL MARKETS, LLC
as a Remarketing Agent

By:	/s/ Scott G. Primrose
Name: Scott G. Primrose
Title: Authorized Signatory

[Signature Page to Remarketing Agreement]

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.
as Purchase Contract Agent and attorney-in- fact of the Holders of the Purchase Contracts

By:	/s/ Barbara Zsombori
Name: Barbara Zsombori
Title: Vice President

[Signature Page to Remarketing Agreement]

ANNEX A

Permitted Free Writing Prospectuses

1.	Final Term Sheet relating to the Remarketed Notes dated the pricing date of the Remarketing